Exhibit 21.1

AG Mortgage Investment Trust, Inc. Significant Subsidiaries

	Subsidiary	State of Incorporation
1.	AG MIT CMO, LLC	Delaware
2.	AG MIT, LLC	Delaware
3.	AG MIT Treasury, LLC	Delaware
4.	AG MIT WFB1 2014 LLC	Delaware